October 26, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Robert S. Littlepage, Accountant Branch Chief
Mail Stop 3720

	Re:	iBasis, Inc.
Item 4.02 Form 8-K
Filed October 20, 2006
File No. 000-27127

Dear Mr. Littlepage:

This letter responds to the comment in your letter dated October 23, 2006 on iBasis, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2006.  Your comment is reproduced below, together with our response thereto.

COMMENT: When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

RESPONSE:  When we amend our periodic reports to file our restated financial statements, we will describe the effect of the restatement on our Chief Executive Officer’s and Chief Financial Officer’s conclusions regarding the effectiveness of our disclosure controls and procedures in accordance with Item 307 of Regulation S-K.  We currently anticipate that these officers will conclude that our disclosure controls and procedures were not effective with respect to our stock-option transactions. However, if our officers conclude that our disclosure controls and procedures were effective, despite the restatement, we will describe the basis for their conclusions.

As requested, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in this filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (781) 505-7828 with any comments or questions regarding this response letter.

Very truly yours,

/s/ Richard Tennant
Richard Tennant
Senior Vice-President, Finance and Administration and Chief Financial Officer

cc:	Kenya Wright Gumbs
Securities and Exchange Commission
Ofer Gneezy
Kyle Hofmann, Esq.
iBasis, Inc.
Michael L. Fantozzi, Esq.
John F. Sylvia, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.